UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Steel Vault Corporation
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
85815A 103
(CUSIP Number)
William J. Caragol
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8008
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 17, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	85815A 103

1	NAMES OF REPORTING PERSONS Scott R. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		7,205,135

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,205,135

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,205,135

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	57.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	85815A 103

1	NAMES OF REPORTING PERSONS William J. Caragol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		4,655,134

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,655,134

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,655,134

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	45.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	85815A 103

1	NAMES OF REPORTING PERSONS Blue Moon Energy Partners LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Florida

	7	SOLE VOTING POWER

NUMBER OF		3,155,134

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,155,134

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,155,134

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Blue Moon Energy Partners LLC is owned by R & R Consulting Partners LLC (50%), Barry Edelstein (16.67%), Jeffrey Cobb (16.67%) and William Caragol (16.67%). R & R Consulting Partners LLC is controlled by Scott Silverman.

CUSIP No.	85815A 103
Item 1. Security and Issuer
This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of Steel Vault Corporation, a Delaware corporation (the “Issuer”), and is being filed by each of Scott R. Silverman, William J. Caragol and Blue Moon Energy Partners LLC, a Florida limited liability company (“Blue Moon”). The principal office of the Issuer is located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.
This Schedule 13D amends the Schedule 13D that was originally filed by Mr. Silverman on November 10, 2008, as amended on June 17, 2009, with the Securities and Exchange Commission (“SEC”). This Schedule 13D amends the Schedule 13D that was originally filed by Mr. Caragol on November 10, 2009, as amended on January 6, 2009 and June 17, 2009, with the SEC. This Schedule 13D amends the Schedule 13D that was originally filed by Blue Moon on August 11, 2008, as amended on November 10, 2008, March 25, 2009 and June 17, 2009, with the SEC. Information reported in the original filings remain effective except to the extent that it is amended, restated, supplemented or superseded by information contained in this Schedule 13D.
Mr. Silverman controls a member of Blue Moon, R & R Consulting Partners LLC, and is a manager of Blue Moon. William J. Caragol is a member and manager of Blue Moon. Messrs. Silverman and Caragol, together with Blue Moon, may be deemed to have become members of a group with respect to the Shares beneficially owned by them; however, the reporting persons disclaim membership in a group.
Item 2. Identity and Background
The following information supplements the information previously provided in Item 2.
The name of the first reporting person is Scott R. Silverman. His business address is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and his present principal occupation is executive chairman of the board of VeriChip Corporation, a Delaware corporation (“VeriChip”), and chairman of the board of the Issuer. Mr. Silverman is a citizen of the United States of America.
The name of the second reporting person is William J. Caragol. His business address is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and his present principal occupation is acting chief financial officer of VeriChip and chief executive officer, president and acting chief financial officer of the Issuer. Mr. Caragol is a citizen of the United States of America.
The name of the third reporting person is Blue Moon, which is a holding company for the Issuer’s securities. Blue Moon’s principal place of business and principal office is located at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. The managers of Blue Moon are Messrs. Silverman and Caragol.
Neither Mr. Silverman, Mr. Caragol nor Blue Moon has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The following information supplements the information previously provided in Item 3.
On July 27, 2009, Mr. Caragol exercised a stock option to purchase 200,000 Shares at an exercise price of $0.21 per Share.
Item 4. Purpose of Transaction
The information set forth in “Item 3. Source and Amount of Funds or Other Consideration,” is incorporation herein by reference.
VeriChip continues to evaluate several potential strategies to maximize shareholder value, including active discussions with a number of third parties. As a part of that evaluation process, VeriChip’s management and board of directors have been in communication with the Issuer’s management and board of directors regarding alternatives that VeriChip and the Issuer might employ to maximize the shareholder value of both companies. Mr. Silverman is the executive chairman of both companies and Mr. Caragol is an executive officer of both companies and is a director of the Issuer.
Except as set forth in this Item 4, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.	85815A 103
Item 5. Interest in Securities of the Issuer
The following information restates the information previously provided in Item 5.
(a) and (b)
Scott R. Silverman
As a manager of Blue Moon, Mr. Silverman is deemed to beneficially own 3,155,134 Shares beneficially owned by Blue Moon. As a controlling stockholder and executive chairman of the board of VeriChip, Mr. Silverman is deemed to beneficially own 2,000,001 Shares beneficially owned by VeriChip. Mr. Silverman also beneficially owns 1,100,000 Shares and 950,000 Shares issuable upon the exercise of stock options. Mr. Silverman beneficially owns a total of 7,205,135 Shares, representing 57.0% of the outstanding common stock of the Issuer. Mr. Silverman has sole voting power and sole dispositive power over 7,205,135 Shares.
William J. Caragol
As a manager of Blue Moon, Mr. Caragol is deemed to beneficially own 3,155,134 Shares beneficially owned by Blue Moon. Mr. Caragol also beneficially owns 500,000 Shares issuable pursuant to a common stock purchase warrant and 1,000,000 Shares. Mr. Caragol beneficially owns a total of 4,655,134 Shares, representing 45.7% of the outstanding common stock of the Issuer. Mr. Caragol has sole voting and dispositive power over 4,655,134 Shares.
Blue Moon Energy Partners LLC
Blue Moon beneficially owns 3,155,134 Shares, of which 108,000 Shares are issuable under a common stock purchase warrant and 477,134 Shares are issuable upon the maturity date of a secured convertible promissory note, representing 32.6% of the outstanding common stock of the Issuer. Blue Moon has the sole power to vote and dispose of all of these Shares.
(c) On July 27, 2009, Mr. Caragol exercised a stock option to purchase 200,000 Shares at an exercise price of $0.21 per Share. No other transactions involving the securities of the Issuer were effected during the past 60 days by the reporting persons.
(d) Blue Moon and its members, William J. Caragol, Barry Edelstein, Jeffrey Cobb and R & R Consulting Partners LLC, and its controlling member, Scott R. Silverman, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of common stock of the Issuer deemed to be beneficially owned by Blue Moon.
(e) Not applicable.
Item 7. Material to be Filed as Exhibits
The following documents are filed as an exhibit to this Schedule 13D:
1. Joint Filing Agreement, dated August 20, 2009, among Scott R. Silverman, William J. Caragol and Blue Moon Energy Partners LLC

CUSIP No.	85815A 103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 20, 2009

/s/ Scott R. Silverman
Name:	Scott R. Silverman

/s/ William J. Caragol
Name:	William J. Caragol

BLUE MOON ENERGY PARTNERS LLC
By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title:	Manager

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated August 20, 2009, among Scott R. Silverman, William J. Caragol and Blue Moon Energy Partners LLC